Exhibit 1.01

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (“Agreement”) is made and entered into as of the ____ day of _________________, 2009, by and between ______________________, (“Director”) and the Summit Financial Group, Inc. (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is reasonable, prudent, and necessary for the Company contractually to obligate itself to indemnify the Director to the fullest extent permitted by law in order to induce the Director to serve or continue to serve the Company as a member of the Company’s Board as well as to induce the Director to serve or continue to serve to the extent applicable, as an officer, director, trustee, member or agent of another corporation, partnership, joint venture, trust, council, advisory committee or other enterprise (including employee benefit plans) or other official of organizations with which the Company may have a contractual or other relationship, free from undue concern that he will not be so indemnified; and

WHEREAS, Section X, Item I of the Company’s Amended and Restated Articles of Incorporation, dated May 10, 2006 (the “Articles”), contractually obligates the Company to indemnify current and former officers and directors of the Company in connection with their service for the Company and service to the extent applicable, as an officer, director, trustee, member or agent of another corporation, partnership, joint venture, trust, council, advisory committee or other enterprise (including employee benefit plans) on behalf of or for the benefit of the Company; and

WHEREAS, this Agreement is a supplement to and in furtherance of the Company’s Amended and Restated Articles of Incorporation and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefore, nor to diminish or abrogate any rights of the Director thereunder; and

WHEREAS, the Director is willing to serve, to continue to serve, and take on additional service for, or on behalf of, the Company on the condition that he be so indemnified as set forth herein.

NOW, THEREFORE, in consideration of the promises and the covenants in this Agreement, and intending to be legally bound, the Company and the Director do hereby covenant and agree as follows:

1.	Recitals. The recitals set forth above are acknowledged by the parties to this Agreement to be true and correct and are incorporated in this Agreement by this reference.

2.
Contractual Indemnification Obligations.  The parties expressly agree that the Company will indemnify and advance expenses to the Director to the fullest extent permitted by law, and that the Company’s obligations to indemnify and advance expenses to the Director as set forth in this Agreement and in the Articles are contractual and that such obligations may not be terminated or amended without the prior written consent of both the Director and the Company.

IN WITNESS WHEREOF, and intending to be legally bound hereby the parties have executed this Agreement as of the date first above written.

_____________________________________                                                                                                           Summit Financial Group, Inc.
Director

                      By:  _________________________
                      Its: ______________________